UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/ Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 7 August, 2006

ASX & MEDIA RELEASE
7 AUGUST, 2006

INVESTIGATIONAL DRUG TARGETING INFLAMMATORY BOWEL DISEASE
ENTERS SECOND HUMAN CLINICAL TRIAL

(Sydney, Australia and Washington DC.) Novogen Limited’s investigational anti-inflammatory compound NV-52, is entering its second human clinical study following the successful completion of toxicology testing.

NV-52 is a novel compound developed by Novogen to target inflammatory bowel disease.

This study was cleared to begin following the successful completion of a Phase Ia study that confirmed the bio-availability of the drug in oral form, and its safety when administered at an acute dose.

The clinical trial will be conducted at the Pacific Private Hospital in Brisbane, Queensland under the direction of clinical pharmacologist, Professor Laurie Howes, Professor of Pharmacology and Therapeutics at Griffith University and a Professor of Medicine at Bond University.

In this study 12 volunteers will be administered NV-52 in a repeat dose over seven days.
This study seeks to extend the safety data by looking at the use of the drug on a long-term basis, as well as testing the ability of the drug to change certain inflammatory markers in the serum. Researchers hope this will provide a platform to subsequently take the drug into patients with inflammatory bowel disease.

Formal toxicology testing has indicated that NV-52 is a completely non-toxic compound, causing no adverse effects in animals. NV-52 has also been demonstrated to have no genotoxic or mutagenic effects.

Professor Howes said the lack of toxicity of the drug would enable it to be used over extended periods of treatment which would make it highly suitable for maintaining remission in inflammatory bowel disease.

“If the efficacy in humans is similar to that already observed in mice, this new drug will have the potential to offer new therapeutic opportunities in this difficult disease indication,” Professor Howes said.

NV-52 is a novel compound designed by Novogen from its isoflavonoid technology platform. While displaying a broad range of anti-inflammatory effects, it is being developed clinically to treat inflammatory bowel disease.

Inflammatory bowel disease, which includes ulcerative colitis and Crohn’s disease, affects approximately 1 in 1000 individuals, causing pain, diarrhea, rectal bleeding, weight loss and fatigue and may progress to bowel perforation. It is believed that such conditions may predispose affected individuals to colon cancer.

The cause of these diseases is poorly understood and no current management strategy is totally effective. Current treatments do not provide a cure, and all produce significant unwanted side effects. The disease usually recurs, with relapse rates of up to 80 percent within the first year post-remission.

On this basis, the most effective management strategy is to devise improved maintenance therapy, treatment regimens which prolong the periods of remission without unwanted side effects.

Previous animal studies indicated NV-52 appears to be ideally suited as a maintenance therapy to prevent relapse of disease.

The Company expects that completion of this current study in human volunteers will enable the commencement of the Phase II development program in which patients with inflammatory bowel diseases will be treated with the drug to determine its utility in prolonging disease remission.

About Novogen

Novogen is an Australian based biotechnology company in the business of research and development of drugs derived from its phenolic technology platform. The Company manages its research and development programs utilising the expertise and clinical research capabilities of universities and hospitals in Australia, USA and Europe. Novogen’s drug program is researching and developing compounds for the treatment of cancer, cardiovascular disease and anti infmamatory disease. To date Novogen has had 51 patents granted and a further 240 patents are pending.

Novogen’s consumer business has conducted the largest and most comprehensive isoflavone clinical testing program in the world. Novogen’s consumer brands Promensil, and Trinovin are clinically supported, natural products for women and men’s health. Patents supporting Novogen’s consumer brands have been granted in USA, Europe, Canada and Australia.

Further information on the Novogen Group can be found at www.novogen.com.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities. The common stock and warrants sold in the offering have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act or applicable state securities laws.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management’s current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.